UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 Bitstream Inc.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 per share
                       (Title of Class of Securities)

                                  091736108
                               (CUSIP Number)


                            Andrew M. Troop, Esq.
            Hutchins, Wheeler & Dittmar, A Professional Corporation,
              101 Federal Street, Boston, MA 02110 (617) 951-6600
           (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                              March 11, 1999
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No. 091736108

1.   NAME OF REPORTING PERSON -  Bell Lane, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -  51-0380629

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                           (b) [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                               [ ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                                7.    SOLE VOTING POWER
                                                           437,000
NUMBER OF
SHARES                                          8.    SHARED VOTING POWER
BENEFICIALLY                                               0
OWNED BY
EACH                                            9.    SOLE DISPOSITIVE POWER
REPORTING                                                 437,000
PERSON WITH
                                               10.    SHARED DISPOSITIVE POWER
                                                           0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      437,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                            [  ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.36%

14.  TYPE OF REPORTING PERSON

     OO

                                  SCHEDULE 13D

CUSIP No. 091736108

1.   NAME OF REPORTING PERSON -  Kevin G. Curran

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                             [ ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                                           7.    SOLE VOTING POWER
                                                      56,250
NUMBER OF
SHARES                                     8.    SHARED VOTING POWER
BENEFICIALLY                                          0
OWNED BY
EACH                                       9.    SOLE DISPOSITIVE POWER
REPORTING                                             56,250
PERSON WITH
                                          10.    SHARED DISPOSITIVE POWER
                                                      0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      56,250

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                        [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .82%

14.  TYPE OF REPORTING PERSON
     IN

                                  SCHEDULE 13D

         Item 1.  Security and Issuer

                  The class of equity securities to which this statement relates is the Class A Common Stock, $0.01 par value (the "Shares") issued by Bitstream Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 215 First Street, Cambridge, Massachusetts 02142.

         Item 2.  Identity and Background.

(a) - (c), (f) This Schedule 13D is being filed by Bell Lane, LLC, a Delaware limited liability company and Kevin G. Curran (together with each of the foregoing, the "Reporting Persons").

Bell Lane, LLC. Bell Lane, LLC is a Delaware limited liability company, with its principal business office at 2070 Naamans Road, Suite 317, Wilmington, Delaware 19810. Bell Lane, LLC is used as an investment vehicle for its members. Claudine Curran is the Managing Member of Bell Lane, LLC.

Kevin G. Curran. The business address of Kevin G. Curran is c/o GCC Technologies, 209 Burlington Road, Bedford, Massachusetts 01730. Mr. Curran is currently the President of GCC Technologies and he is a United States citizen.

(d)-(e) None of Bell Lane, LLC, nor any of its members; nor Kevin G. Curran has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors). None of Bell Lane, LLC, nor any of its members; nor Kevin G. Curran has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

                  As to 56,250 of the Shares to which this statement relates, by the personal funds of Mr. Kevin G. Curran, a member of Bell Lane, LLC.
Mr. Curran has not previously reported his beneficial ownership of the Shares to which this statement relates.

                  As to 437,000 of the Shares to which this statement relates, by the portfolio funds of Bell Lane, LLC.

         Item 4.  Purpose of Transactions.

                  All of the Shares were purchased and are being held for investment purposes. The objective of the Reporting Persons is to realize the maximum return from their investment in the Company. The Reporting Persons may from time to time seek to communicate with management, the Board and the stockholders of the Company to express their views regarding the proper management of the Company's business. The Reporting Persons intend to review continually the Company's business, affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations, the Reporting Persons will continue to consider various alternative courses of action and they will take such actions with respect to the Company as they deem appropriate in light of the circumstances existing from time to time. The Reporting Persons have not determined what course of further action they will take. Such actions may include, but are not limited to: (a) the acquisition of additional Shares or other securities of the Company; (b) otherwise seeking to influence the management and policies of the Company to enhance the value of the Shares; (c) taking action to achieve representation on the Company's Board; or
(d) selling or otherwise disposing of some or all of the Shares held by them. The Reporting Persons reserve the right to take such action as they determine advisable in order to protect their investment.

         Item 5.  Interest in Securities of the Issuer.


Bell Lane, LLC.

(a)-(b) Bell Lane, LLC is the beneficial owner of 437,000 Shares, or 6.36% of the outstanding Shares of the Company, of which it had sole voting and dispositive power with respect to 437,000 Shares.

Kevin G. Curran.

(a)-(b) Mr. Curran is the beneficial owner of 56,250 Shares, or .82% of the outstanding Shares of the Company, of which he had sole voting and dispositive power with respect to 56,250 Shares. Mr. Curran is a .01% member of Bell Lane, LLC which owns 437,000 Shares of the Company. Mr. Curran expressly disclaims ownership to such Shares.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The responses to Items 3, 4, and 5 of this Schedule 13D are incorporated herein by reference.

                  To the best of knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons, named in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits division of profits or less, or the giving or withholding of proxies.

                                                    Signatures

                  After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

                                        BELL LANE, LLC


                                      By:/s/Claudine Curran
                                         Name: Claudine Curran
                                         Title: Managing Member



                                        KEVIN G. CURRAN


                                        /s/Kevin G. Curran
                                        Kevin G. Curran